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                 October 21, 2021

       Jennifer Good
       President and Chief Executive Officer
       Trevi Therapeutics, Inc.
       195 Church Street, 14th Floor
       New Haven, Connecticut 06510

                                                        Re: Trevi Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 15,
2021
                                                            File No. 333-260279

       Dear Ms. Good:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Stuart M. Falber